EXHIBIT 5




         SUPREME COURT OF THE STATE OF
         NEW YORK COUNTY OF NEW YORK            Index No. 97 114690
         - - - - - -  - - - - - - - - - - - x   Date purchased  8/14/97
         RICHARD BERNABE,
                             Plaintiff,     :   Plaintiff(s)
                                                designate(s) N.Y.
                   - against -              :
                                                County as the place
         WALTER G. RICH, C. DAVID SOULE,    :   of trial.
         NILES F. CURTIS, MALCOLM C.
         HUGHES, GORDON R. FULLER, RICHARD  :   The basis of the venue
         A. WHITE, DAVID B. COMMON, DR.         is place where cause of
         GERALD A. GROFF, ROBERT L.         :   action arose
         MARCALUS, EVERETT A. GILMOUR,
         ALBERT B. AFTOORA, CHARLES S.          :   SUMMONS
         BRENNER, HARVEY POLLY, CSX CORP.,
         NORFOLK SOUTHERN CORP., and        :   Plaintiff(s) reside(s)
         Delaware OTSEGO CORP.,                 at
                                            :
                                                County of
                             Defendant(s)   :
         - - - - - - - - -  -  -  - - - - - x



         To the above named Defendant(s)  (see attached)

                   You are hereby summoned to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the Plaintiff's Attorney(s) within 20 days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

                                       WOLF POPPER LLP
         Dated:  August 14, 1997       Attorney(s) for Plaintiff

                                       Office and Post Office Address
         Defendant's address:
                                       845 Third Avenue
                                       New York, New York  10022


                                 Defendant's List
                                 ----------------


         1.   Walter G. Rich
              c/o Delaware Otsego Corp.
              1 Railroad Avenue
              Cooperstown, NY  13326

         2.   C. David Soule
              c/o Delaware Otsego Corp.
              1 Railroad Avenue
              Cooperstown, NY  13326

         3.   Niles F. Curtis
              c/o Delaware Otsego Corp.
              1 Railroad Avenue
              Cooperstown, NY  13326

         4.   Malcolm C. Hughes
              c/o Delaware Otsego Corp.
              1 Railroad Avenue
              Cooperstown, NY  13326

         5.   Gordon R. Fuller
              c/o Delaware Otsego Corp.
              1 Railroad Avenue
              Cooperstown, NY  13326

         6.   Richard A. White
              c/o Delaware Otsego Corp.
              1 Railroad Avenue
              Cooperstown, NY  13326

         7.   David B. Common
              c/o Delaware Otsego Corp.
              1 Railroad Avenue
              Cooperstown, NY  13326

         8.   Dr. Gerald D. Groff
              c/o Delaware Otsego Corp.
              1 Railroad Avenue
              Cooperstown, NY  13326

         9.   Robert L. Marcalus
              c/o Delaware Otsego Corp.
              1 Railroad Avenue
              Cooperstown, NY  13326

         10.  Everett A. Gilmour
              c/o Delaware Otsego Corp.
              1 Railroad Avenue
              Cooperstown, NY  13326


         11.  Albert B. Aftoora
              c/o CSX Corp.
              901 East Cary Street
              Richmond, VA  23219

         12.  Charles S. Brenner
              c/o Delaware Otsego Corp.
              1 Railroad Avenue
              Cooperstown, NY  13326

         13.  Harvey Polly
              c/o Delaware Otsego Corp.
              1 Railroad Avenue
              Cooperstown, NY  13326

         14.  CSX Corp.
              901 East Cary Street
              Richmond, VA  23219

         15.  Norfolk Southern Corp.
              Three Commercial Place
              Norwalk, VA  23510

         16.  Delaware Otsego Corp.
              1 Railroad Avenue
              Cooperstown, NY  13326


         SUPREME COURT OF THE STATE OF NEW YORK
         COUNTY OF NEW YORK
         - - - - - -  - - - - - - - - - - - - - x
         RICHARD BERNABE,                       :

                             Plaintiff,         : Civil Action No. 97 114690

                   - against -                  : CLASS ACTION COMPLAINT

         WALTER G. RICH, C. DAVID SOULE,        :
         NILES F. CURTIS, MALCOLM C.
         HUGHES, GORDON R. FULLER, RICHARD A.   :
         WHITE, DAVID B. COMMON, DR. GERALD
         D. GROFF, ROBERT L. MARCALUS,          :
         EVERETT A. GILMOUR, ALBERT B.
         AFTOORA, CHARLES S. BRENNER,           :
         HARVEY POLLY, CSX CORP., NORFOLK
         SOUTHERN CORP., and Delaware           :
         OTSEGO CORP.,
                                                :

                             Defendant(s)       :

         - - - - - - - - -  -  -  - - - - - - - x


                   Plaintiff, Richard Bernabe, individually and on

         behalf of all others similarly situated, alleges upon

         information and belief (except for those allegations which pertain to plaintiff, which allegations are based upon personal knowledge), as follows:

                   1.  This action arises out of an unlawful scheme and

         plan by a group, led by the Company's Chief Executive Officer,

         to acquire the remaining public shares of Delaware Otsego Corp.

         ("DOC" or the "Company") in a going-private transaction for grossly inadequate consideration and in breach of defendants'

         fiduciary and other duties.  Plaintiff alleges that he and the other public stockholders of DOC common stock are entitled to enjoin the proposed transaction, or alternatively, to recover damages in the event the transaction is consummated.


                                   THE PARTIES

                   2.  Plaintiff Richard Bernabe is and at all relevant

         times was the owner of DOC common stock.

                   3.  (a)  Defendant DOC is a corporation organized and

         existing under the laws of the State of New York with its

         principal executive offices located at 1 Railroad Avenue,

         Cooperstown, New York 13326.  DOC is a holding company that provides railroad transportation and shipping links for

         customers throughout major northeastern railroads.

         Specifically, DOC is the parent of the New York Susquehanna &

         Western Railway ("NYS&W"), which owns 300 miles of track

         including a direct route into the New York City area.

                        (b)  DOC has approximately 1.8 million common

         shares issued and outstanding.  Its common stock trades on the

         NASDAQ/National Market System.

                   4.  Defendant Walter G. Rich ("Rich") is Chief

         Executive Officer, President, and a director of the Company.

         Rich owns approximately 15% of the Company's common stock.

                   5.  Defendant Albert B. Aftoora is a director of the

         Company.  He is also Vice-President of CSX Transportation,

         Inc., a wholly-owned subsidiary of CSX Corp.

                   6.  Defendant C. David Soule is Executive Vice

         President and a director of the Company.

                   7.  Defendants Niles F. Curtis, Malcolm C. Hughes,

         Gordon R. Fuller, Richard A. White, Dr. Gerald D. Groff, Robert



         L. Marcalus, Everett A. Gilmour, Charles S. Brenner, and Harvey

         Polly are directors of the Company.

                   8.  Defendant CSX Corp. ("CSX") is a Virginia

         corporation with its principal executive offices located at 901

         East Cary Street, Richmond, Virginia 23219.  CSX is an

         international transportation company with interests in rail,

         ocean container shipping, bargings, trucking, warehousing and distribution.  CSX owns approximately 6% of DOC's common stock.

                   9.  Defendant Norfolk Southern Corp. ("Norfolk

         Southern") is a Virginia corporation with its principal

         executive offices located at Three Commercial Place, Norfolk,

         Virginia 23510.  Norfolk Southern is a holding company which owns Norfolk Southern Railway Company.

                   10.  Defendants CSX and Norfolk Southern recently

         agreed with Consolidated Rail Corp. ("Conrail") to acquire

         Conrail's routes, including access into the New York City area.

         DOC is the only other rail carrier with a direct route into the

         New York City area.

                   11.  The above-named individual defendants

         (collectively the "Individual Defendants") as officers and/or directors of the Company, and/or significant shareholders of the Company owe fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other

         members of the Class (as defined below).

                   12.  Defendants Rich and CSX, through their

         stockholdings and executive/directorial positions, control

         DOC's


         Board of Directors, who have been nominated for the positions and serve with the approval of Rich and CSX.

                              JURISDICTION AND VENUE

                   13.  This Court has jurisdiction over this action and

         the defendants.  Defendants, through themselves or their

         agents, inter alia, (a) transact business in the State of New

         York; (b) committed a tortious act within the State of New

         York; and/or (c) committed a tortious act without the State of

         New York causing injury to Class members (as defined infra)

         within the State of New York.

                   14.  Pursuant to CPLR 503, venue is proper in this

         judicial district since many of the Class members reside in New

         York County and will suffer injury in this County if the

         proposed transaction is consummated.  Since the cause of action arises, in substantial part, in New York County, under CPLR

         503, DOC is deemed to be a resident of New York County.

                             CLASS ACTION ALLEGATIONS

                   15.  Plaintiff brings this action pursuant to CPLR

         901, on behalf of himself and all other stockholders of the

         Company (the "Class").  Excluded from the Class are the

         defendants herein, members of their immediate families, and any subsidiary, firm, trust, corporation, or other entity related to or affiliated with any of the defendants and their

         successors in interest, who are or will be threatened with injury arising from defendants' actions.




                   16.  This action is properly maintainable as a class

         action for the following reasons:

                        (a)  the Class is so numerous that joinder of

         all members is impracticable.  While the exact number of class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, there are

         approximately 1.8 million shares of DOC common stock

         outstanding held by hundreds of shareholders of record.  The holders of these shares are believed to be geographically

         dispersed throughout the United States;

                        (b)  there are questions of law and fact which

         are common to members of the Class and which predominate over any questions affecting only individual members.  The common questions include, inter alia, the following:

                             (i)  whether defendants have engaged and

         are continuing to engage in a plan and scheme to benefit

         themselves at the expense of the members of the Class;

                             (ii)  whether the defendants, as directors

         and/or officers of the Company and/or as significant

         shareholders of the Company, have breached their fiduciary duties owed to plaintiff and the other members of the Class,

         including their duties of entire fairness, loyalty, due care,

         and candor;

                             (iii)  whether defendants have disclosed

         all material facts in connection with the challenged

         transaction; and



                             (iv)  whether plaintiff and the other

         members of the Class would be irreparably damaged were

         defendants not enjoined from the conduct described herein;

                        (c)  the claims of plaintiff are typical of the

         claims of the other members of the Class in that all members of the Class will be damaged by defendants' actions;

                        (d)  plaintiff will fairly and adequately

         protect the interests of the members of the Class, and is

         committed in prosecuting this action.  Plaintiff has retained counsel competent and experienced in litigation of this nature;

                        (e)  the prosecution of separate actions by

         individual members of the Class would create the risk of (i)

         inconsistent or varying adjudications with respect to

         individual members of the Class which would establish

         incompatible standards of conduct for defendants; or (ii)

         adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the

         interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

                        (f)  defendants have acted, or refused to act,

         on grounds generally applicable to, and causing injury to, the

         Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.



                             SUBSTANTIVE ALLEGATIONS

                   17.  The recent proposed acquisition of Conrail's

         routes by CSX and Norfolk Southern has made the NYS&W an

         attractive acquisition candidate.  Both Norfolk Southern and

         CSX were interested in obtaining the NYS&W since it would

         secure the only remaining direct rail route to New York City.

         Canadian carriers were also interested in the NYS&W since the

         Conrail acquisition could sharply reduce their ability to use

         Conrail's former routes.

                   18.  DOC's stock price has sharply increased since

         the announcement of the proposed Conrail acquisition by CSX and

         Norfolk Southern, reflecting investor awareness of the

         potential takeover value of DOC.  As recently as August 1,

         1997, the market price of DOC was $24 per share.

                   19.  On August 11, 1997, DOC announced that a group,

         comprised of CSX, Norfolk Southern, and Rich (the Company's

         Chief Executive Officer and President), offered to acquire the remaining 79% of the outstanding shares of DOC that it did not already own.  Pursuant to the proposed transaction, each of

         DOC's common shares will be converted into the right to receive

         $19.00 in cash (the "Buyout Transaction"), a price

         substantially less than its market price.

                   20.  As part of the Buyout Transaction, the group

         will form a new company "Newco" to be organized and owned by

         Rich, CSX, and Norfolk Southern, with Rich owning 80% and CSX and Norfolk Southern each owning 10% of the voting equity,



         respectively.  Ninety five percent of the costs of the Buyout

         Transaction will be paid by CSX and Norfolk Southern:  CSX will contribute $23.4 million in cash, plus $2.1 million in DOC stock owned by CSX; Norfolk Southern will contribute $25.5 million in cash; and Rich will contribute $2.6 million in cash.

         The Board of Directors of Newco will consist of Rich and his designees (who will represent a majority) as well as

         representatives of CSX and Norfolk Southern.  Certain

         designated matters to be agreed upon will require the approval of a supermajority of Newco's Board of Directors.

                   21.  The purpose of the Buyout Transaction is to

         enable the group to acquire one hundred (100%) percent equity ownership of DOC and its valuable assets for its own benefit at the expense of DOC's public stockholders, who will be deprived of their equity investment and the benefits thereof including,

         among other things, the expected growth in the Company's

         profitability.

                   22.  The Buyout Transaction is the product of unfair

         dealing, and the price of $19.00 cash per share to be paid to class members is unconscionable and unfair and so grossly

         inadequate as to constitute a gross breach of trust against the public stockholders because, among other things:

                        (a)  the announcement of the proposed Buyout

         Transaction was made when the Company was poised for

         significant future growth and earnings.  Indeed, the Company recently announced, on August 12, 1997, its operating results for the second quarter ended June 30, 1997.  The Company

         reported an


         increase in revenues, net earnings, and cash position over the same period a year ago, and is poised for growth;

                        (b)  because of Rich's senior management

         positions with the Company, his and CSX's Board membership,

         along with the group's combined 21% ownership of the Company's stock, no third party will likely bid for DOC.  Thus, the

         group, led by Rich, will be able to proceed with the Buyout

         Transaction without an auction or other type of market check to maximize value for DOC's public shareholders; and

                        (c)  the group timed the announcement of the

         Buyout Transaction to place an artificial lid or cap on the market price for DOC's stock to enable itself to acquire the stock at the lowest possible price.  The Buyout Price of $19.00 per share represents a substantial discount from the market price on the day prior to the announcement of the Buyout

         Transactions ($23.00).  It is also well below the price that the stock reached approximately two weeks ago ($24).  Further,

         the Buyout Price of $19.00 per share is only marginally higher than the book value per share of the Company ($18.78).  The

         Buyout Price is also substantially below its fair value based on a comparison of comparable railroads' trading multiples and acquisition multiples.

                   23.  By reason of defendants' positions with DOC,

         along with their ownership of the Company, defendants are in possession of non-public information concerning the financial condition and prospects of DOC, and especially the true value and expected


         increased future value of DOC and its assets, which have not been disclosed to DOC's public stockholders.

                   24.  The group, led by Rich, is intent on paying the

         lowest buyout price to Class members, whereas it and the other defendants are duty-bound to maximize shareholder value.  The defendants have failed to insure that shareholder value would be maximized and are acting to better the interests of the group at the expense of the DOC public shareholders.

                   25.  The proposed Buyout Transaction is wrongful,

         unfair and harmful to DOC's public stockholders, and represents an effort by the group to aggrandize their own financial

         positions and interest at the expense of and to the detriment of the Class.  The Buyout Transaction is an attempt to deny plaintiff and the other members of the Class their right to share proportionately in the true value of DOC's valuable

         assets, future growth in profits, and earnings, while usurping the same for the benefit of the group on unfair and inadequate terms.

                   26.  The Individual Defendants, in failing to

         disclose the material non-public information in their

         possession as to the value of DOC's assets, the full extent of the future earnings potential of DOC and its expected increase in profitability, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

                   27.  Defendant Rich has breached his fiduciary duties

         of loyalty and due care by proposing and/or agreeing to the



         Buyout Transaction for his own personal benefit and at the expense, and to the detriment of, DOC's public shareholders.

         Defendants CSX and Norfolk Southern have aided and abetted defendant Rich, and conspired with Rich, to obtain 100%

         ownership of DOC's public stock for the benefit of the group.

         CSX and Norfolk Southern have, and will benefit from, the

         Buyout Transaction since it will deprive any other rail carrier from buying control of DOC, thereby obtaining direct access to the New York City area.

                   28.  As a result of defendants' unlawful actions,

         plaintiff and the other members of the Class will not receive their fair portion of the value of DOC's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.  Unless the proposed Buyout

         Transaction is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to the plaintiff and the members of the Class, and the investor group, led by Rich, will succeed in its plan described above, all to the irreparable harm of the members of the Class.

                   29.  Plaintiff and the other members of the Class

         have no adequate remedy at law.

                   WHEREFORE, plaintiff demands judgment as follows:

                   (a)  declaring this action to be a proper class

         action and certifying plaintiff as the representative of the

         Class;



                   (b)  ordering defendants to carry out their fiduciary

         duties to plaintiff and the other members of the Class,

         including those duties of care, loyalty, and candor;

                   (c)  granting preliminary and permanent injunctive

         relief against the consummation of the Buyout Transaction as described herein;

                   (d)  in the event the Buyout Transaction is

         consummated, rescinding the Buyout Transaction effected by defendants and awarding rescissory damages to the Class;

                   (e)  awarding plaintiff the costs and disbursements

         of the action including allowances for plaintiff's reasonable attorneys and experts' fees; and

                   (f)  granting such other and further relief as the

         Court may deem just and proper.



         Dated:  August 14, 1997



                                       WOLF POPPER LLP

                                       845 Third Avenue
                                       New York, New York 10022
                                       (212) 759-4600


                                       Attorneys for Plaintiff


                                       -12-